1/3 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE REPURCHASE PROGRAM OF ITS SHARES Amsterdam, 21 January 2025 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 23 August 2024, regarding the implementation of a repurchase program for its shares, amended on 13 December 2024 as disclosed to the market that day (the “Program”). The Company reports that, during the period between 13 and 17 January 2025, it has carried out the following transactions under the Program.

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3/3 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 17 January 2025, the Company has repurchased a total of 7,890,000 shares for a total amount of 300,616,408.63 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial, a leading global infrastructure operator is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue- chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.